EXHIBIT 2.1

PURCHASE AND SALE AGREEMENT

This agreement (this "Agreement") made and entered into this 25th day of October, 2000, by and between Gladstone Energy, Inc. (referred to in this agreement as "Seller"), and EXCO Resources, Inc. (referred to in this Agreement as "Buyer") evidences the agreement of Seller to sell and convey to Buyer, and the agreement of Buyer to purchase and acquire from Seller, the Subject Properties, as that term is defined below, upon the terms and conditions set forth below.

1. DEFINITION OF THE SUBJECT PROPERTIES. As used herein, the term "Subject Properties" means all interest owned by Seller as of the Effective Date, as defined in Paragraph 6. Below, to the following properties, rights and interests:

(a) the working interests and net revenue interests in and to the oil, gas and mineral leases described on the schedule attached hereto as Exhibit "A", insofar as such leases cover the lands and depths described on Exhibit "A", such leases, insofar as they cover such land, being referred to in this Agreement collectively as the "Leases";

(b) all wells located on the Leases (whether producing, non-producing, shut-in, abandoned or temporarily abandoned and whether oil wells, gas wells, saltwater disposal wells, injection wells or water wells), together with all of the personal property and equipment used or obtained in connection with such well or wells, including, but not limited to, all casing, pipe, tubing, rods, separators, well-head and in-hole equipment, tanks, motors, fixtures and other such personal property and equipment;

(c) all permits, licenses, orders, pooling or unitization orders and agreements, communitization agreements, operating agreements, exploration agreements, farmin or farmout agreements, letter agreements, processing, transportation or lease agreements, and other contracts and agreements which, and only insofar as the same cover, relate or pertain to the Leases and the wells described in (b) above;

(d) all rights-of-way, easements, servitudes, surface leases, treating facilities, pipelines and gathering systems which cover, relate or pertain to the Leases and the wells described in (b) above, or which may be necessary or convenient to be used in connection therewith; and

2. PURCHASE PRICE. The purchase price ("Purchase Price") payable to Seller for the Subject Properties is $441,105.

2.1 EARNEST MONEY. The Buyer shall pay to Seller simultaneously with the execution of this document earnest money of ten percent 10% of the purchase price, being $44,110. Said Earnest Money shall be nonrefundable unless the Approval as defined in Paragraph 5 hereof not be granted, the Earnest Money shall be immediately refunded; however, any interest earned on said Earnest Money shall remain the property of Seller.

2.1 ADJUSTMENT. The Purchase Price shall be adjusted prior to closing by an amount determined as follows:

(a) The Purchase Price shall be increased by the following amounts:

(i) The amount of any and all operating expenses which have been paid by Seller in connection with the Subject Properties which are attributable to work done or materials supplied on or after the Effective Date.

(ii) The value of any oil in the tanks (above the pipeline connection) which was produced from the Subject Properties prior to the Effective Date which was attributable to the Subject Properties. The value of oil in the tanks as of the Effective Date shall be deemed to be the amount actually received for such oil when sold.

(b) The Purchase Price shall be decreased by the following amounts:

(i) The amount of the Earnest Money delivered under Paragraph 2 hereof;

(ii) Any and all amounts received by Seller which are attributable to the sale of oil or gas produced from the Subject Properties on or after the Effective Date;

(ii) The amount of any and all unpaid operating expenses pertaining to Seller's interest in the Subject Properties which are attributable to work done or materials supplied prior to the Effective Date;

(iii) An amount equal to 8/12 of the estimated ad valorem taxes assessed against Seller's interest in the Subject Properties for the year 2000.

Buyer and Seller agree to cooperate in the determination of the above-described amounts; provided, however, Buyer's obligation to close the purchase of the Subject Properties and to pay the Purchase Price shall be contingent upon reaching an agreement as to such amounts prior to closing.

2.2 POST CLOSING ADJUSTMENT. Buyer and Seller acknowledge that the adjustment to the Purchase Price described in Paragraph 2.1 above is a preliminary estimate only and that there may be additional revenues or expenses discovered after the closing which should have been included in such adjustment. Therefore, within ninety (90) days after closing (the "Post Closing Date"), the parties shall make a final determination of the expenses and revenues described in paragraphs 2.1 (a) and (b) above which are attributable to the Subject Properties. If it is determined that there were additional revenues or expenses which were properly includable in the adjustment to the Purchase Price and such additional revenues or expenses caused an error in the adjustment of the Purchase Price of more than $500.00, the party in whose favor such error was made agrees to pay the other party an amount equal to the amount of such error (the "Adjustment Amount").

3. REPRESENTATIONS OF SELLER. Seller represents that, to the best of its knowledge:

(a) Since the Effective Date, there has not any material damage, destruction or loss to or of the Subject Properties not covered by insurance;

(b) Subject to the other terms of this Agreement, including (without limitation) the special warranty of title by Seller to be contained in the Assignment, Bill of Sale and Conveyance to be delivered by Seller to Buyer at Closing, Seller represents that Seller owns the Subject Properties, free and clear of any Title Defects.

(c) To the best of Seller's knowledge, there are no actions, suits, charges, investigations or proceedings pending or threatened before any court or agency that would result in a loss or impairment of Subject Properties, obstruct operation of the Subject Properties, or significantly reduce the value of the Subject Properties.

4. ENVIRONMENTAL ACCEPTANCE. Notwithstanding any other provision herein to the contrary, if Buyer purchases the Subject Properties, Buyer shall have accepted the Subject Properties "As Is", and Buyer shall be liable for any environmental cleanup required on the Subject Properties.

5. STOCKHOLDER APPROVAL. The purchase and sale transaction described in and contemplated by this Agreement is contingent on Seller receiving approval of the sale by a majority of stockholders at the Seller's Annual Meeting being held on December 29, 2000 (the "Approval"). Should said Approval not be received, this Agreement shall be rendered void in its entirety with no further obligation to either of the parties hereto.

6. CLOSING. The purchase and sale transaction described in and contemplated by this Agreement shall take place on December 29, 2000, at 1:00 p.m. Dallas, Texas time, but in any event not later than December 2, 2000. Closing shall take place in the office of Buyer at 5735 Pineland, Suite 235, Dallas, Texas 75231, or at such other place and time agreed upon between Buyer and Seller. The Effective Date of the purchase and sale contemplated by this Agreement shall be at 7 a.m. on the first day of September, 2000. At Closing:

(a) Buyer shall deliver to Seller the Purchase Price by wire transfer, certified or cashier's check or other immediately available funds; and

(b) Seller shall concurrently deliver to Buyer (3) three or more properly executed and acknowledged Assignments, Conveyances and Bills of Sale effective to convey to Buyer the Subject Properties. Such instruments shall be in form attached hereto as Exhibit "B" and shall be subject to this Agreement and the operating agreement which is described in Exhibit "C" hereto.

7. CONDITIONS TO OBLIGATIONS OF BUYER AT CLOSING. The obligations of Buyer to purchase the Subject Properties under and pursuant to this Agreement is subject to the satisfaction, at or before Closing, of the following conditions :

(a) Compliance; Accuracy of Representations. Except as otherwise provided in this Agreement, Seller shall have performed, satisfied, and complied in all material respects with all covenants, agreements, and conditions required by this Agreement to be performed, satisfied, or complied with by it on or before the Closing, and all representations and warranties of Seller in this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as though they had been made on the Closing Date.

(b) No Orders or Lawsuits. No order, writ, injunction, or decree shall have been entered and be in effect by any court of competent jurisdiction or any Governmental Authority, and no Law shall have been promulgated or enacted and be in effect, that restrains, enjoins, or invalidates the transactions contemplated hereby. No Proceeding initiated by a third party shall be pending before any court or Governmental Authority seeking to restrain or prohibit or declare illegal, or seeking substantial damages in connection with, the transactions contemplated by this Agreement.

(c) No Material Adverse Change. Since the date of this Agreement, there shall not have been a Material Adverse Effect. The term "Material Adverse Effect" shall mean any circumstance, change, development, or event which has had or is reasonably expected to have a material adverse effect on the Subject Properties or the operations, revenues, or prospects with respect thereto; provided that the term "Material Adverse Effect" shall not include changes in general economic, industry, or market conditions, or changes in law, environmental law, or any Governmental Authority's policy, orders, or opinions.

(d) Conveyance Documents. Seller shall have duly executed and delivered to Buyer the conveyance documents described in this Agreement.

(e) Due Diligence. Buyer shall have satisfactorily completed its due diligence inquiries prior to the Closing.

(f) Third Party and Governmental Consents. Seller shall have obtained all third party and governmental consents or waivers necessary to consummate the transactions contemplated by this Agreement in form and substance reasonably satisfactory to Buyer.

(g) Seller shall present to Buyer a fully executed release (in a form acceptable to Buyer) of any and all liens of any kind or character pertaining to Seller's interest in the Subject Properties.

8. INDEMNITIES AND ASSUMPTION OF LIABILITIES. With the exception of environmental conditions (as stated in Paragraph 5. Above) for a period of three (3) years from and after Closing, Seller agrees to indemnify and hold Buyer harmless from all actions, damages, liabilities, claims and expenses (including reasonable attorney's fees) arising out of or relating to any act or omission by Seller with respect to its interest in the Subject Properties occurring prior to the Effective Date, and for any liability and damages caused by Sellers' negligence or breach of this Agreement prior to Closing.

Buyer agrees to indemnify and hold Seller harmless against and form all actions, damages, liabilities, claims, and expenses (including reasonable attorney's fees) arising out of or relating to the Subject Properties from and after the Effective Date and for all acts or omissions of Buyer occurring from and after the Effective Date.

As to the Subject Properties, Seller shall remain responsible for all claims relating to the drilling, operations, production and sale of hydrocarbons from the Subject Properties and the proper accounting and payment by Seller to parties for their interests therein, and any retroactive payment, refunds or penalties to any party or entity, insofar as such claims relate to occurrences and periods of time prior to the Effective Date, and Seller shall defend, indemnify and hold Buyer harmless from all such claims. Buyer shall be responsible for all such claims that relate to act and omissions relating to the Subject Properties from and after the Effective Date.

All proceeds from the sale of production actually sold and delivered by Seller prior to the Effective Date and attributable to the Subject Properties shall belong to and be retained by Seller, and all proceeds from the sale of production actually sold and delivered after the Effective Date attributable to the Subject Properties shall belong to and be the property of Buyer.

9. PRORATION OF TAXES. Ad valorem, property, production, severance, excise, and similar taxes relating to the Subject Properties shall be prorated as of the Effective Date. Seller shall be responsible for all such items relating to the period of time prior to the Effective Date and Buyer shall be responsible for all such items that relate to the period from and after the Effective Date.

10. FURTHER ASSURANCES. Each party shall execute and deliver to the other such further instruments and assurances, and shall take such other actions as may be necessary to carry out the intent of this Agreement. Seller agrees to execute appropriate transfer orders or letters in lieu of transfer orders effective as of the Effective Date.

11. LOSS. Any loss to the wells comprising part of the Subject Properties between the date of this Agreement and the date of Closing resulting from fire, lightning, storm, or other casualty or from negligence of Seller, its operator, agents or employees, or the breach of this Agreement by Seller, shall be borne by Seller, and if there is material damage to such wells, Buyer shall have the option to terminate this Agreement upon written notice to Seller.

12. PROHIBITED ACTIONS. Prior to Closing, Seller shall not, without Buyer's prior written consent:

(a) dispose of or make any changes to the Subject Properties; or

(b) incur any liabilities, encumbrances or liens in respect to the Subject Properties which are not in the ordinary course of operations and will not be discharged at or before closing.

13. EXPENSES. Each party shall pay the fees and expenses of its own counsel and accountants incurred in connection with this transaction.

14. BROKERS. Each party represents that to the best of its knowledge and belief, no outside parties have participated in the negotiation of this transaction on behalf of either party, and no firm or person shall be entitled to any finder's or broker's fee with respect to the transaction contemplated by this Agreement.

15. INCORPORATION OF EXHIBITS. All exhibits to this Agreement constitute an integral part of and are incorporated in this Agreement.

16. LAW. Texas law shall govern the rights and obligations of the parties under this Agreement.

17. CERTAIN DEFINITIONAL PROVISIONS.

(a) The words "hereof," "herein" and "hereunder," and words of similar import, when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) The terms defined in the singular shall have a comparable meaning when used in the plural and vice versa.

(c) Whenever a statement is qualified by the term "knowledge," "best knowledge," or similar term or phrase, it is intended to indicate that the person or party to whom or to which such phrase is attributed, in the exercise of good faith, is not aware of acts, omissions, or facts which would render the statement or representation being made with such "knowledge" or "best knowledge," or similar terms or phrase, untrue in any material respect.

(d) Pronouns denoting gender shall include the neutral pronoun "it" or the possessive case thereof and vice versa.

18. NOTICES. All notices required or permitted to be given hereunder shall be in writing and shall be deemed to have been given if delivered in person or by facsimile transmission (FAX) or when deposited with the United States Postal Service registered or certified mail, return receipt requested, postage prepaid, addressed to the party to receive such notice at the address set forth below:

If to Seller:

Gladstone Energy, Inc.
3500 Oak Lawn, Suite 590
L.B. 49
Dallas, Texas 75219
Attention: Johnathan M. Hill

If to Buyer:

EXCO Resources, Inc.
5735 Pineland, Suite 235
Dallas, Texas 75231
Attention: Richard E. Miller

19. JURISDICTION; SERVICE OF PROCESS. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of the State of Texas, County of Dallas, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world such party may be found.

20. FURTHER ASSURANCES. The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

21. WAIVER. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

22. ENTIRE AGREEMENT AND MODIFICATION. This Agreement supersedes all prior agreements between the parties with respect to its subject matter and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

23. ASSIGNMENTS, SUCCESSORS, AND NO THIRD-PARTY RIGHTS. None of the parties may assign any of their rights under this Agreement without the prior consent of the other parties, which will not be unreasonably withheld, except that Buyer may assign any of its rights under this Agreement to any subsidiary of Buyer. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their respective successors and assigns.

24. SEVERABILITY. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

25. PARAGRAPH HEADINGS, CONSTRUCTION. The headings of Paragraphs in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to "Paragraph" or "Paragraphs" refer to the corresponding Paragraph or Paragraphs of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms.

26. TIME OF ESSENCE. With regard to all dates and time periods provided for in this Agreement, time is of the essence.

27. GOVERNING LAW. This Agreement will be governed by the laws of the State of Texas.

28. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

SELLER:

Gladstone Energy, Inc.

By:____________________________
Johnathan M. Hill, President

BUYER:

EXCO Resources, Inc.

By:___________________________
Ted W. Eubank, President

EXHIBIT "A"

ATTACHED TO AND MADE A PART OF THAT CERTAIN PURCHASE AND SALE AGREEMENT BETWEEN GLADSTONE ENERGY, INC, AS "SELLER", AND EXCO RESOURCES, INC. "BUYER", DATED TO BE EFFECTIVE AS OF SEPTEMBER 1, 2000.

ALLEN AND BEAUREGARD PARISHES, LOUISIANA
RIGHTHAND CREEK FIELD

1. Oil and Gas Leases

1 . That certain Oil, Gas and Mineral Lease, dated August 1, 1991, by and between Cavenham Energy Resources Division, Hanson Natural Resources Company, as Lessor and Brechtel Energy Corporation, as Lessee, recorded in Conveyance Book 328 under Entry No. 360470 of the records of Allen Parish, Louisiana; and that certain Partial Release of Oil, Gas and Mineral Lease, dated August 28, 1996, recorded in Conveyance Book 362, Pages 390-401, under Entry No. 383641 of the records of Allen Parish. In accordance with the terms of the lease, said release covering 20.01 acres lying outside of the surface boundaries of the U WX RD SU, and all depths and horizons less and except (1) fifty (50') feet above and one hundred (100') feet below the Upper Wilcox Sand, Reservoir D, defined as being that oil and gas bearing interval encountered between the depths of 10,962 feet and 11,310 feet (electrical log measurements) in the Brechtel Energy Corporation-Cavenham Energy Resources No. I Well, located in Section 29, Township 5 South, Range 7 West, Right Hand Creek Field, Allen Parish, Louisiana; and (2) fifty (50') feet above and one hundred (100') feet below the stratigraphic equivalent of the Cockfield/Sparta Sand, defined as being that oil and gas bearing interval encountered between the depths of 8,500 feet and 8,800 feet (electrical log measurements) in the Brechtel Energy Corporation-Cavenham Energy Resources No. 2 Well, located in Section 30, Township 5 South, Range 7 West, Right Hand Creek Field, Allen Parish, Louisiana.

2. That certain Oil, Gas and Mineral Lease, dated January 22, 1993, by and between Crosby Land & Resources, as Lessor and Brechtel Energy Corporation, as Lessee, recorded in Conveyance Book 335 under Entry No. 365937 of the records of Allen Parish, Louisiana.

3. That certain Oil, Gas and Mineral Lease, dated March 16, 1993, by and between W. G. Ragley Lumber Company, as Lessor and Brechtel Energy Corporation, as Lessee, recorded in Conveyance Book 338 under Entry No. 367740 of the records of Allen Parish, Louisiana; Less and Except those lands released by that certain Partial Release of Oil, Gas and Mineral Lease, recorded June 24, 1994 in Conveyance Book 344 under Entry No. 372223 of the records of Allen Parish, Louisiana.

Exhibit "A"

4. That certain Oil, Gas and Mineral Lease, dated June 22, 1993, by and between Crosby Land & Resources, as Lessor and Brechtel Energy Corporation, as Lessee, recorded in Conveyance Book 343 under Entry No. 371071 of the records of Allen Parish, Louisiana.

5. That certain Oil and Gas Lease and Limited Royalty Deed, dated May 5, 1994, by and between W. G. Ragley Lumber Company, as Lessor and Brechtel Energy Corporation, as Lessee, which a memorandum of such lease is recorded in Conveyance Book 344 under Entry No. 372225 of the records of Allen Parish, Louisiana.

6. That certain Oil, Gas and Mineral Lease, dated May 5, 1994, by and between Powell Lumber Company, as Lessor and Brechtel Energy Corporation, as Lessee, recorded in Conveyance Book 344 under Entry No. 372224 of the records of Allen Parish, Louisiana .

7. That certain Oil, Gas and Mineral Lease, dated August 1, 1994, by and between Crosby Land & Resources, as Lessor and Brechtel Energy Corporation, as Lessee, recorded in Conveyance Book 345 under Entry No. 372683 of the records of Allen Parish, Louisiana; and in Conveyance Book 595 under Entry No. 397116 of the records of Beauregard Parish, Louisiana.

8. That certain Oil, Gas and Mineral Lease, dated September 23, 1997, by and between Thelma Ray Sills Trull, et al, as Lessor and Rio Grande Offshore, Ltd., as Lessee, recorded in Conveyance Book 372 under Entry No. 390,444 of the records of Allen Parish, Louisiana.

9. That certain Oil, Gas and Mineral Lease, dated December 20, 1994, by and between Norman Paul Morin, et al, as Lessor and Brechtel Energy Corporation, as Lessee, recorded in Conveyance Book 602 under Entry No. 381853 of the records of Beauregard Parish, Louisiana.

10. That certain Oil, Gas and Mineral Lease, dated December 20, 1994, by and between Gilles R. Morin, et ux, as Lessor and Brechtel Energy Corporation, as Lessee, recorded in Conveyance Book 602 under Entry No. 381854 of the records of Beauregard Parish, Louisiana.

11. That certain Oil, Gas and Mineral Lease dated December 28, 1994, by and between Cavenham Energy Resources Division, Hanson Natural Resources Company, as Lessor and Brechtel Energy Corporation, as Lessee, recorded in Conveyance Book 348 under Entry No. 374879 of the records of Allen Parish, Louisiana.

Exhibit "A"

12. That certain Oil, Gas and Mineral Lease dated February 6, 1995, by and between W. G. Ragley Lumber Company, as Lessor and Brechtel Energy Corporation, as Lessee, recorded in Conveyance Book 349 under Entry No. 375361 of the records of Allen Parish, Louisiana; and in Conveyance Book 602 under Entry No. 382235 of the records of Beauregard Parish, Louisiana. Said lease was amended by that certain Act of Correction, effective February 6, 1995, and recorded in Conveyance Book 355 under Entry No. 378556 of the records of Allen Parish, Louisiana; and in Conveyance Book 612 under Entry No. 385872 of the records of Beauregard Parish, Louisiana.

13. Intentionally Left Blank

14. That certain Oil, Gas and Mineral Lease dated April 3, 1995, by and between Crosby Land & Resources, as Lessor and Brechtel Energy Corporation, as Lessee, recorded in Conveyance Book 604 under Entry No. 382726 of the records of Beauregard Parish, Louisiana.

15. That certain Oil, Gas and Mineral Lease dated May 17, 1995, by and between W. G. Ragley Lumber Company, as Lessor and Brechtel Energy Corporation, as Lessee, recorded in Conveyance Book 351 under Entry No. 376661 of the records of Allen Parish, Louisiana.

16. That certain Oil and Gas Lease and Limited Royalty Deed dated May 17, 1995, by and between Powell Lumber Company, as Lessor and Brechtel Energy Corporation, as Lessee, and a memorandum of such lease is recorded in Conveyance Book 351, under Entry No. 376662 of the records of Allen Parish, Louisiana.

17. Intentionally Left Blank

18. That certain Oil, Gas and Mineral Lease dated July 24, 1996, by and between Temple-Inland Forest Products Corporation, as Lessor and Brechtel Energy Corporation, as Lessee, recorded in Conveyance Book 361 under Entry No. 383008 of the records of Allen Parish, Louisiana.

19. That certain Oil, Gas and Mineral Lease dated August 23, 1983, by and between W. G. Ragley Lumber Company, as Lessor and Ballard Exploration Company, Inc., as Lessee, recorded in Conveyance Book 261 under Entry No. 309041 of the records of Allen Parish, Louisiana.

20. That certain Oil, Gas and Mineral Lease dated August 23, 1983, by and between Crosby Chemicals, Inc., as Lessor and Ballard Exploration Company, as Lessee, recorded in Conveyance Book 261 under Entry No. 309040 of the records of Allen Parish, Louisiana.

Exhibit "A"

21. That certain Oil, Gas and Mineral Lease dated August 16, 1983, by and between Ben H. Hinchee, Jr., et al, as Lessor and Ballard Exploration Company, as Lessee, recorded in Conveyance Book 261 under Entry No. 309039 of the records of Allen Parish, Louisiana.

22. That certain Oil, Gas and Mineral Lease dated August 27, 1983, by and between Warren D. Hinchee, et ux, as Lessor and Ballard Exploration Company, Inc., as Lessee, recorded in Conveyance Book 262 under Entry No. 309336 of the records of Allen Parish, Louisiana.

23. That certain Oil, Gas and Mineral Lease dated July 5, 1979, by and between International Paper Company, as Lessor and IP Petroleum Company, Inc., as Lessee, recorded in Conveyance Book 229 under Entry No. 277544 of the records of Allen Parish, Louisiana.

24. That certain Oil, Gas and Mineral Lease dated March 4, 1980, by and between Roxie Morgan Sills, et al, as Lessor and Charlie A. Hudson, as Lessee, recorded in Conveyance Book 233 under Entry No. 283482 of the records of Allen Parish, Louisiana.

25. That certain Oil, Gas and Mineral Lease dated August 19, 1997, by and between Crosby Land & Resources, as Lessor, and Rio Grande Offshore, Ltd.. as Lessee, recorded in Conveyance Book 661 under Entry No. 401208 of the records of Beauregard Parish, Louisiana.

26. That certain Oil and Gas Lease and Limited Royalty Deed dated March 17, 1997, by and between W. G. Ragley Lumber Company, as Lessor, and Rio Grande Offshore, Ltd., as Lessee, and a memorandum of such lease is recorded in Conveyance Book 661 under Entry No. 401208 of the records of Beauregard Parish, Louisiana.

27. That certain Oil, Gas and Mineral Lease dated July 24, 1997, by and between Crosby Land & Resources, as Lessor, and Rio Grande Offshore, Ltd., as Lessee, recorded in Conveyance Book 371 under Entry No. 389,358 of the records of Allen Parish, Louisiana.

Exhibit "A"

Gladstone Energy, Inc.
3500 Oak Lawn, Suite 590
Dallas, Texas 75219
Phone: (214) 528-9710
FAX (214) 528-9621

December 1, 2000

EXCO Resources, Inc.
5735 Pineland, Suite 235
Dallas, TX 75231

Re: Letter of Addendum to Purchase and Sale Agreement
 Dated 30th day of October, 2000
Righthand Creek Properties
Allen & Beauregard Parishes, Louisiana

Gentlemen:

It is the purpose of this instrument to reduce to writing our understanding that certain Purchase and Sale Agreement, dated October 30, 2000 by and between Gladstone Energy, Inc., as Seller, and EXCO Resources, Inc., as Buyer, (the "AGREEMENT"), is hereby amended as follows:

1) Article 6. Closing:    The Closing date is here by amended to be on or before December 30, 2000. therefore, the Closing shall occur on or before December 30, 2000.

The remainder of the Agreement shall remain in full force and effect.

If the above meets out your understanding of the revised terms and conditions, please so signify by executing one (1) copy of this letter and returning to the undersigned.

For convenience a signed original, facsimile or facsimile copy of this instrument shall be deemed an original for all purposes.

Best regards,

Gladstone Energy, Inc.

By: Katherine R. Murphy,
Treasurer

AGREED TO AND ACCEPTED THIS 1ST DAY OF DECEMBER, 2000.

EXCO RESOURCES, INC.

BY:

TITLE: